

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP3010

November 25, 2009

VIA USMAIL and FAX (416) 322 - 7007

Ms. Elaine K. Roberts
President and Chief Financial Officer
Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
20 Eglinton Avenue West
Toronto, Ontario, Canada M4R 1K8

> **Re: Oppenheimer Holdings, Inc.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/3/2009**
> **File Nos. 001-12043**

Dear Ms. Elaine K. Roberts:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jorge Bonilla
                                        Senior Staff Accountant